EXHIBIT 99.1

NEW FOUND APPOINTS KEITH BOYLE AS CHIEF EXECUTIVE OFFICER

Vancouver, BC, January 20, 2025 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the appointment of Keith Boyle as Chief Executive Officer of New Found. Mr. Boyle is a highly experienced executive and operator, having successfully helped lead several development projects throughout his career. Most recently, as Chief Operating Officer, Keith led the accelerated advancement of Reunion Gold’s Oko West discovery through to acquisition by G Mining Ventures for $870 million.

Paul Huet, Independent Chairman of New Found, stated: “We are thrilled to welcome Keith Boyle as the new Chief Executive Officer of New Found. With his extensive experience and proven leadership in developing successful mining operations around the globe, Keith is ideally positioned to guide the Queensway Project into its next phase of growth and value creation.

“On behalf of the board, I also want to express my deep gratitude to Collin Kettell for his outstanding nine years of service leading the Company. Collin’s vision and dedication have been instrumental in building New Found into the strong, well-positioned company it is today. We wish him all the best in his future endeavors.”

In his first public address as incoming Chief Executive Officer, Mr. Boyle stated: “The Queensway Project represents a rare and exciting opportunity to lead a team through the advanced discovery phase and beyond in an emerging gold district while in the top-tier jurisdiction of Newfoundland. It is with great pleasure that I join this remarkable team that has taken this project from a concept, amalgamated a district-scale property package, and delivered discovery after discovery. As CEO, my leadership goals will focus on realizing the untapped potential at Queenway while ensuring the Company remains well positioned and ready for the possibility of future development, delivering value to all stakeholders.”

Mr. Boyle’s appointment follows the resignation of Collin Kettell as Chief Executive Officer. Mr. Kettell will remain a director of the Company.

Collin Kettell, founder and director of New Found, stated: “It has been a great pleasure working closely with the New Found team over the past several years. I am grateful to have been a part of such an incredible discovery. Transitioning out of this role has been made easier knowing the Queensway Project will be left in Keith’s very capable hands. I look forward to continuing to support the Company moving forward as both a director and a significant shareholder.”

Keith Boyle, Biography

Keith Boyle holds a Bachelor of Science in Mining Engineering and an M.B.A. from the University of Alberta, is a member of the Association of Professional Engineers of Ontario, and has 40 years of experience - the last 17 years being a Chief Operating Officer in precious and base metals systems, at both open pit and underground operations in North America and internationally, including periods in Guyana, Australia, Papua New Guinea, USA, and Madagascar. This work has been performed for both senior and junior companies including Reunion Gold Corporation, Superior Gold Inc., Placer Dome Inc., Aur Resources Inc., Inco Ltd., Cominco Ltd., Dynatec Corp, Alexis Minerals Inc., Chieftain Metals Corp., and Titan Mining Corporation. He last worked at Reunion Gold Corporation where he fast tracked the development of the Oko West Project in Guyana until its acquisition in July 2024 for $870 million. During his career, Keith has demonstrated expertise in several key areas including project development, technical studies, stakeholder relations, operating efficiencies and optimizing operations, cost control, and managing budgets for improved financial performance.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $23 million as of January 2025.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Paul Huet”
Paul Huet, Independent Chairman
Email: info@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the merits and potential of the Queensway Project; exploration, drilling and mineralization on the Queensway Project; mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC